101 Hudson Street · Jersey City, NJ 07302 T 201-604-1800 · F 201-740-0889

September 28, 2012

Michael R. Clampitt
Senior Staff Attorney
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Franklin Credit Management Corporation Amendment No. 1 to Form 10 Filed September 18, 2012 File No. 000-54781

Dear Mr. Clampitt:

By letter dated September 24, 2012 (the “Commission Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Registration Statement on Amendment No. 1 to Form 10 (the “Form 10”) filed by Franklin Credit Management Corporation (the “Company”).

On September 28, 2012, the Company filed with the Commission Amendment No. 2 to the Form 10 (File No. 000-54781). In order to facilitate the Staff’s review of the responses of the Company to the comments set forth in the Commission Letter, this letter responds to each of those comments on a point-by-point basis. In particular, the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Commission Letter.

Exhibit 99.4

General

1.	It does not appear that you have included a statement that your financial statements may not be comparable to companies that comply with public company effective dates in your critical accounting policy disclosures as requested in comment 1 of our letter dated September 5, 2012. Please revise.

Response

We have added the requested disclosure to pages 33 and 55 of the Information Statement in response to this comment..

Michael R. Clampitt
Senior Staff Attorney

United States Securities and
Exchange Commission

September 28, 2012

2.	Please refer to your response to comment 3 of our September 5, 2012 letter. Please revise the June 30, 2012 pro forma balance sheet to reflect the transactions at that date and not as if they had occurred as of January 1, 2011. For instance, the principal payment and interest payment on the note were not made as of that date and, so, should not be included at that date. Also, please revise the footnotes to the pro forma balance sheet to present each adjustment in a self-balancing format that presents their components and that allows the total adjustment to be easily traced into the pro forma balance sheet.

Response

We have made the requested revisions on pages 49 and 54 of the Information Statement in response to this comment.

Risk Factors

A number of the second-lien mortgage loans that FCMC services are subordinated to ARM..., page 24

3.	We note your revised disclosure that a "significant number" of the second-lien mortgage loans that you service are subordinated to ARM or interest-only mortgages and may be subject to monthly payment increases. We note further your disclosure that the actual percentage can be difficult to obtain and potentially cost-prohibitive. Please provide the staff with detailed information as to why you are not able to calculate the actual percentage, and if possible, please provide us with the estimated range of what you have categorized as "significant."

Response

We have made a revised disclosure on pages 23 to 24 of the Information Statement in response to this comment, rather than only providing a supplemental response to the Staff.

Michael R. Clampitt
Senior Staff Attorney

United States Securities and
Exchange Commission

September 28, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

4.	Please refer to your response to comment 10 of our September 5, 2012 letter. We cannot locate the revision on page 56 referenced in the response. Please advise or revise. Also, revise your discussions in MD&A to clarify that these services are no longer be provided.

Response

We have made a revised disclosure on page 55 of the Information Statement in response to this comment.

Financial Statements of Franklin Credit Management Corporation, beginning on page F-1

5.	Please refer to your response to comment 14 of our September 5, 2012 letter. We note your characterization of the company's shares issued to the shareholders of Franklin Holding as a forward stock-split on page 52; however it appears that the issuance of the shares represents a stock dividend to those shareholders and a simultaneous stock split of company's shares. As a result, it appears that all share information, including EPS, should be retroactively adjusted for all periods. Refer to ASC 260-10-55-12. Please revise accordingly or advise.

Response

Share information, including EPS, has been retrospectively adjusted for all periods in accordance with ASC 260-10-55-12. See pages 49 to 50, F-3 to F-5, F-32 to F-35, F-48 and F-49.

Michael R. Clampitt
Senior Staff Attorney

United States Securities and
Exchange Commission

September 28, 2012

Note 4. Receivables, page F-11

FCMC may not be adequately protected against the risks inherent in servicing subprime residential mortgage loans, page 19

6.	Please refer to your response to comment 18 of our September 5, 2012 letter. Noting the discussion on page F-43 regarding the uncertainty surrounding the collectibility of the receivable, please address the following:
•	Please revise the notes to the audited financial statements to disclose the specific nature of the trust and the indemnification trust agreement. Similarly, revise the front of the document.
•	Considering the uncertainty surrounding the collectibility of the recorded receivable, please revise to clarify how you determined the appropriateness of the amount recorded. Discuss how your analysis considered unknown future events related to the March 31, 2019 termination of the trust and their potential effect on the realization of the receivable.
•	Please revise to include a risk factor that identifies and discusses the uncertainty surrounding the collectibility of this receivable.
•	We cannot locate the revisions on page F-40 and F-41 referenced in the response. Please advise or revise.

Response

We have added the requested disclosures to pages 29, F-11, F-12, F-40 and F-41 of the Information Statement in response to this comment.

* * *

Michael R. Clampitt
Senior Staff Attorney

United States Securities and
Exchange Commission

September 28, 2012

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any changes we have made in Amendment No. 2 to Form 10 or any of our responses to the comments set forth in the Commission Letter, please contact the undersigned at (201) 604-4505 or Matthew Dyckman of SNR Denton US LLP, legal counsel to the Company, at (202) 408-9123.

Very truly yours,

/s/ Kevin Gildea

Kevin Gildea

Chief Legal Officer and Executive Vice President

cc:	Paul D. Colasono, Chief Financial Officer and Executive Vice President
Franklin Credit Management Corporation

Matthew Dyckman, Partner
SNR Denton US LLP